R E I T  A M E R I C A S,  I N C.

November 5, 2005

Ms. Rachel Zablow
SECURITIES AND EXCHANGE COMMISSION
Mail Stop 4561
Washington DC 20549

Re: File No. 33-11863

Dear Ms. Zablow:

In response to your letter of September 9, 2005, we initially responded to indicate that we were securing concurrence and assistance of our auditor in developing an adequate response. Subsequently, our auditor, who was simultaneously responding to the PCAOB triennial inspection of our engagement, was unable to provide timely assistance. We have had follow-up conversations with Ms. Amanda Sledge to let her know that we were attempting to respond adequately as well as timely. Thus, we appreciate your patience and now offer the following in response to your letter.

In preparing this response, we acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosures in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filings, and the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.”

The following lists your comments in order, the references we used and our responses:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 13 - Exhibits and Reports on Form 8-K, page 16

Comment 1.

“Please revise the certifications included as exhibits 31.1 and 31.2 to conform to the presentation presented in Item 601(b)(31) of Regulation S-B, if such statements continue to be true considering the revised wording and evaluation ate as of the period end, rather than as of a date within 90 days of the filing.”

“Please make conforming changes in your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.”

2 9 6 0  N  S W A N  R D.,  S U I T E  3 0 0 * T U C S O N,  A R I Z O N A * 8 5 7 1 2
P H O N E:   (5 2 0)  3 2 6 - 2 0 0 0 * F A X:  (5 2 0)  3 2 6 - 7 3 7 5

References and Citations

SECTION 302 CERTIFICATION

EXHIBIT 31.1

CERTIFICATION

I, F. Dale Markham, Chief Executive Officer of REIT Americas, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of REIT Americas, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2005	/S/ F. DALE MARKHAM

F. Dale Markham, Chief Executive Officer

_________________________________________________________________

EXHIBIT 31.2

CERTIFICATION

I, Mary D. Cozza, Chief Financial Officer of REIT Americas, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of REIT Americas, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2005	/S/ MARY D. COZZA

Mary D. Cozza, Chief Financial Officer

Per 33-8392

A non-accelerated filer must begin to comply with these requirements for its first fiscal year ending on or after July 15, 2005.

The extended compliance period does not in any way affect the provisions of our other rules and regulations regarding internal controls that are in effect, including, without limitation, Exchange Act Rule 13b2-2.

Response to Comment 1:

We hereby submit the following revised certifications for your consideration:

SECTION 302 CERTIFICATION

EXHIBIT 31.1

I, F. Dale Markham, Chief Executive Officer of REIT Americas, Inc., certify that:

1.  I have reviewed this annual report of REIT Americas, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of REIT Americas, Inc. as of, and for, the periods presented in this report;

4.  The other certifying officer(s) of REIT Americas, Inc. and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for REIT Americas, Inc. and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to REIT Americas, Inc. is made known to us by others within the entity, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the disclosure controls and procedures of REIT Americas, Inc. and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the internal control over financial reporting of REIT Americas, Inc. that occurred during the most recent fiscal quarter of REIT Americas, Inc. that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting of REIT Americas, Inc.; and

5.  The other certifying officer(s) of REIT Americas, Inc. and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the auditors and the audit committee of the board of directors of REIT Americas, Inc.(or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ability of REIT Americas, Inc. to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting of REIT Americas, Inc.

Date: March 31, 2005	/S/ F. DALE MARKHAM

F. Dale Markham, Chief Executive Officer

EXHIBIT 31.2

I, Mary D. Cozza, Chief Financial Officer of REIT Americas, Inc., certify that:

1.  I have reviewed this annual report of REIT Americas, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of REIT Americas, Inc. as of, and for, the periods presented in this report;

4.  The other certifying officer(s) of REIT Americas, Inc. and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for REIT Americas, Inc. and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to REIT Americas, Inc. is made known to us by others within the entity, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the disclosure controls and procedures of REIT Americas, Inc. and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in internal control over financial reporting of REIT Americas, Inc. that occurred during the most recent fiscal quarter of REIT Americas, Inc. that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting of REIT Americas, Inc.; and

5.  The other certifying officer(s) of REIT Americas, Inc. and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the auditors and the audit committee of the board of directors of REIT Americas, Inc.(or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ability of REIT Americas, Inc. to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of REIT Americas, Inc.

Date: March 31, 2005	/S/ MARY D. COZZA

Mary D. Cozza, Chief Financial Officer

Item 14 - Controls and Procedures Disclosure, Page 16

Comment 2.

“Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”

References and Citations

ITEM 14. CONTROLS AND PROCEDURES DISCLOSURE

Within the 90-day period prior to the filing date of this report, an evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 (c) and 15d-14 (c) under the Securities Exchange act of 1934). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures are, to the best of their knowledge, effective to ensure that information required to be disclosed by REIT Americas, Inc. in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in Securities and Exchange Commission rules and forms. Subsequent to the date of their evaluation, our Chief Executive Officer and Acting Chief Financial Officer have concluded that there were no significant changes in internal controls or in other factors that could significantly affect its internal controls, including any corrective actions with regard to significant deficiencies or material weaknesses.

Per 33-8238

A company that is not an accelerated filer as of the end of its first fiscal year ending on or after June 15, 2004, including a foreign private issuer, must begin to comply with the annual internal control report for its first fiscal year ending on or after April 15, 2005. A company must begin to comply with the requirements regarding evaluation of any material change to its internal control over financial reporting in its first periodic report due after the first annual report required to include a management report on internal control over financial reporting.

§240.13a-15 Controls and procedures.

(a) Every issuer that has a class of securities registered pursuant to section 12http://www.law.uc.edu/CCL/34Act/sec12.html of the Act (15 U.S.C. 78l), other than an Asset-Backed Issuer (as defined in §240.13a-14(g)), a small business investment company registered on Form N-5 (§§ 239.24 and 274.5 of this chapter), or a unit investment trust as defined by section 4(2) of the Investment Company Act of 1940 (15 U.S.C. 80a-4(2)), must maintain disclosure controls and procedures (as defined in paragraph (e) of this section) and internal control over financial reporting (as defined in paragraph (f) of this section).

(b) Each such issuer's management must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the issuer's disclosure controls and procedures, as of the end of each fiscal quarter, except that management must perform this evaluation:

(1) In the case of a foreign private issuer (as defined in §240.3b-4) as of the end of each fiscal year; and

(2) In the case of an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8), within the 90-day period prior to the filing date of each report requiring certification under §270.30a-2 of this chapter.

(c) The management of each such issuer, other than an investment company registered under section 8 of the Investment Company Act of 1940, must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, the effectiveness, as of the end of each fiscal year, of the issuer's internal control over financial reporting. The framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.

(d) The management of each such issuer, other than an investment company registered under section 8 of the Investment Company Act of 1940, must evaluate, with the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions, any change in the issuer's internal control over financial reporting, that occurred during each of the issuer's fiscal quarters, or fiscal year in the case of a foreign private issuer, that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

(e) For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(f) The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Comment 3.

“Please revise your disclosure regarding management’s assessment of disclosure controls and procedures to reflect an evaluation date as of the end of the period covered by the report, if such statements continue to be true considering the revised date.”

References and Citations

§228.307 (Item 307) Disclosure controls and procedures.

Disclose the conclusions of the small business issuer's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the small business issuer's disclosure controls and procedures (as defined in §240.13a-15(e) or 240.15d-15(e) of this chapter) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of §240.13a-15 or 240.15d-15 of this chapter.

§228.308 (Item 308) Internal control over financial reporting.

(a) Management's annual report on internal control over financial reporting. Provide a report of management on the small business issuer's internal control over financial reporting (as defined in §240.13a-15(f) or 240.15d-15(f) of this chapter) that contains:

(1) A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the small business issuer;

(2) A statement identifying the framework used by management to evaluate the effectiveness of the small business issuer's internal control over financial reporting as required by paragraph (c) of §240.13a-15 or 240.15d-15 of this chapter;

(3) Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting as of the end of the small business issuer's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the small business issuer's internal control over financial reporting identified by management. Management is not permitted to conclude that the small business issuer's internal control over financial reporting is effective if there are one or more material weaknesses in the small business issuer's internal control over financial reporting; and

(4) A statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on management's assessment of the small business issuer's internal control over financial reporting.

(b) Attestation report of the registered public accounting firm. Provide the registered public accounting firm's attestation report on management's assessment of the small business issuer's internal control over financial reporting in the small business issuer's annual report containing the disclosure required by this Item.

(c) Changes in internal control over financial reporting. Disclose any change in the small business issuer's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or 240.15d-15 of this chapter that occurred during the small business issuer's last fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

CERTIFICATIONS*

I, [identify the certifying individual], certify that:

1.  I have reviewed this [specify report] of [identify small business issuer];

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.  The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.  The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: ...............

_______________________
[Signature]
[Title]

* Provide a separate certification for each principal executive officer and principal financial officer of the small business issuer. See Rules 13a-14(a) and 15d-14(a)

Comment 4.

“Please revise to clarify whether the Company made any significant changes to internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

“Please make conforming changes in your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.”

References and Citations

§228.308 (Item 308) Internal control over financial reporting.

(c) Changes in internal control over financial reporting. Disclose any change in the small business issuer's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or 240.15d-15 of this chapter that occurred during the small business issuer's last fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

Response to Comment 2, 3 and 4:

We hereby submit the following revised certifications for your consideration:

Within the 90-day period prior to the filing date of this report, an evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 (c) and 15d-14 (c) under the Securities Exchange act of 1934). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by the report disclosure controls and procedures are, to the best of their knowledge, effective to ensure that information required to be disclosed by REIT Americas, Inc. in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in

Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure..

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that there were no changes in internal control over financial reporting identified in connection with the evaluation that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Subsequent to the date of their evaluation, our Chief Executive Officer and Acting Chief Financial Officer have concluded that there were no significant changes in internal controls or in other factors that could significantly affect its internal controls, including any corrective actions with regard to significant deficiencies or material weaknesses.

Comment 5.

“Please tell us how you considered the guidance in EITF 98-5 in determining whether proceeds should be allocated to the conversion feature.”

References and Citations

NOTE 7: CAPITALIZATION

As discussed in Note 1, the acquisition of additional capital is a critical element of the recapitalization plan.

On December 22, 2003, the Board of Directors ratified the issuance of 250,000 shares of Series A Convertible Preferred Stock at a price of $1.00 per share (par value $.01 per share). As of December 31, 2004, $206,000 of this Series A had been subscribed. Series A is nonvoting. It is convertible to common stock at the fixed rate of 10 shares of common stock to 1 share of preferred stock. If converted, it would have a substantial dilutive impact on existing shareholders. It is voluntarily convertible at the option of the Holder. It can also be called by the Board on the earlier of October 1, 2005 or as otherwise determined by the Board. It is also subject to redemption by the Company at its option at a price of $1.50 per share. The Series A includes 10% interest ("Coupon")payable in kind with additional shares of common stock at the time of conversion. Series A has liquidating preference to the common shares and requires majority consent to authorize issuance of other common or preferred shares. Series A is mandatorily convertible, not mandatorily redeemable, at a fixed conversion rate, and is accordingly considered equity by FAS 150.

98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios

This consensus applies to convertible securities (debt or preferred stock) that are convertible to common stock (or other securities) via a nondetachable conversion right that is in the money at the date that the investor is committed to purchase the convertible securities. That type of conversion feature is called an "embedded beneficial conversion feature." The securities may be converted at a fixed price, a fixed discount to the market price at date of conversion, a variable discount to the market price at conversion, or the conversion price may be dependent upon future events. In addition, the conversion feature can be exercisable at issuance, at a stated date in the future, or upon the happening of a future event (such as an IPO).

Embedded beneficial conversion features are valued separately at issuance. The feature is recognized as additional paid-in capital by allocating a portion of the proceeds equal to the intrinsic value of the feature. The intrinsic value is computed at the commitment date as (1) the difference between the conversion price and the fair value of the common stock (or other securities) into which the security is convertible, multiplied by (2) the number of shares into which the security is convertible.

For convertible debt securities, a discount on the debt may result from the allocation of a portion of the proceeds to the conversion feature. That discount should be amortized over the period to the stated redemption date (modified by EITF 00-27). For convertible preferred securities, any "discount" on issuance is analogous to a dividend to the preferred shareholder and should be recognized using the effective interest method through the date of the earliest conversion.

If the conversion feature has multiple steps, the computation of the intrinsic value is made using the conversion terms most beneficial to the investor. For example, if the security was convertible at market price after three months and at a 25% discount to market price after one year, the 25% discount terms would be used to measure the intrinsic value. However, at any financial statement date, the cumulative amortization recorded must be the greater of (1) the amount computed using the effective interest method of amortization or (2) the amount of the benefit the investor would receive if the securities were converted at that date. If the securities are converted prior to the full amortization of the discount, the unamortized discount is included in the amount transferred to equity upon conversion.

If the security becomes convertible only upon occurrence (or failure to occur) of a future event outside the control of the investor or if the conversion terms change based on the occurrence (or failure to occur) of a future event, the value of the contingent beneficial conversion feature should be measured as of the commitment date, but it is not recognized in the financial statements until the contingency is resolved.

If a convertible debt security is extinguished prior to conversion, a portion of the reacquisition price of the debt security is allocated to the beneficial conversion feature. That portion is measured as the intrinsic value of the conversion feature at the extinguishment date. Any residual would be allocated to the debt security, and a gain or loss on extinguishment would be recorded.

Response to Comment 5:

Management does not believe there is any intrinsic value ascribable to the conversion feature for the following reasons and have accordingly not assigned a value to the feature:

There is no active market in the stock. It is thinly traded at best. We estimate that no trading would be in excess of $.10 per share, the conversion price of the stock. Assets are $1K. Stockholders’deficit was $213K at 12/03 and $343K at 12/04. With approximately 1.2MM shares outstanding and another 2MM+ shares issuable on Preferred A conversion the book value before conversion ranges from negative $.18 to negative $.28. On a dilutive basis, which surpasses logic that anyone would convert at this time, the book value per share is reduced to $.07 negative to $.11 negative. Even assuming a shell is worth the deficit equity amount in today’s market, the book value per share would be zero. Additionally, the Preferred A stated value in excess of par value is already reflected as additional paid in capital.

We believe the disclosure could be modified to clarify this but that no restatement is required.

Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005

Item 3 - Controls and Procedures, page 14 and page 16, respectively

Comment 6.

“Please revise to clarify that, if true, they found such disclosure controls and procedures to be effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”

References and Citations

Item 3. CONTROLS AND PROCEDURES

(a) As of June 30, 2005, the Company had performed an evaluation, under the supervision of it’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15 (e) or 15d-15 (e)). Based upon that evaluation, the chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company and its consolidated subsidiaries required to be included in the Company’s reports filed or submitted under the Exchange Act. Due to the inherent limitations of the effectiveness of any established disclosure controls and procedures, management cannot provide absolute assurance that the objectives of its disclosure controls and procedures will be met.

(b) There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above

Response to Comment 6:

See response to 2, 3 and 4 above.

Comment 7.

“Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to achieve a reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.”

References and Citations

4. Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

In disclosures required under current Item 307 of Regulations S-K and S-B, Item 15 of Form 20-F and General Instruction B(6) to Form 40-F, some companies have indicated that disclosure controls and procedures are designed only to provide "reasonable assurance" that the controls and procedures will meet their objectives. In reviewing those disclosures, the Commission staff generally has not objected to that type of disclosure. The staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Other companies have included disclosure that there is "no assurance" that the disclosure controls and procedures will operate effectively under all circumstances. In these instances, the staff has requested companies to clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level.

The concept of reasonable assurance is built into the definition of internal control over financial reporting that we are adopting. This conforms to the standard contained in the internal accounting control provisions of Section 13(b)(2) of the Exchange Act101 and current auditing literature.102 If management decides to include a discussion of reasonable assurance in the internal control report, the discussion must be presented in a manner that neither makes the disclosure in the report confusing nor renders management's assessment concerning the effectiveness of the company's internal control over financial reporting unclear.

Response to Comment 7:

We will remove the following sentence from the disclosure.

Due to the inherent limitations of the effectiveness of any established disclosure controls and procedures, management cannot provide absolute assurance that the objectives of its disclosure controls and procedures will be met.

Summary Comments:

“As appropriate, please amend your filings….”

“Please furnish a cover letter with your amendment that keys your responses to our comments and provides and requested information.”

“Please file your cover letter on EDGAR.”

“Please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosures in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

SUMMARY RESPONSE:

As you are aware from reading the financial statements, the Company has insufficient cash to pay its obligations. The essential working capital needs are being met with funds advanced by the officers personally. Additionally, there is virtually no current market in the company stock and the market float is accordingly negligible.

In consideration of these factors we respectfully request that you allow the suggested conforming revisions to be made beginning with the 10-QSB to be filed on November 15, 2005, currently being drafted, and waive amendment to the submissions previously filed. Even though the previously submitted filings lacked technical compliance there is zero likelihood that these well intentioned, unintentional misstatements have caused harm to anyone in the investing public.

We respectfully request your thoughtful consideration of our reasoned request.

Sincerely,

/s/ F. Dale Markham/jri

F. Dale Markham
President